Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 2, 2006
Relating to Preliminary Prospectus dated February 1, 2006
Registration No. 333-131426

7,000,000 Shares

Common Stock

ISSUER FREE WRITING PROSPECTUS

Issuer	KFx Inc.
Ticker / Exchange	KFX / AMEX
Offering size	7,000,000 shares
Over-allotment option	15% (or 1,050,000 shares)
Initial public offering price	$18.75 per share
Price to KFx	$18.00 per share
Net proceeds to Issuer
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $125,500,000, or approximately $144,400,000 if the underwriters exercise their over-allotment option in full.
Trade date:	February 3, 2006
Settlement date:	February 8, 2006
Sole Book-Running Manager	Jefferies & Company, Inc.
Co-Managers	Hibernia Southcoast Capital, Inc. and Johnson Rice & Company, L.L.C.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-538-8524.